Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of The Kraft Heinz Company (Successor) of our report dated March 7, 2014, except with respect to our opinion on the consolidated financial statements insofar as it relates to changes in accounting for certain warehouse and distribution costs and trademark and license intangible asset impairments and amortization as discussed in Note 1 and the effects of the change in the composition of reportable segments discussed in Note 20, as to which the date is March 3, 2016, relating to the financial statements and financial statement schedule of H.J. Heinz Company (Predecessor), which appears in The Kraft Heinz Company’s Annual Report on Form 10-K for the year ended January 3, 2016. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
August 24, 2016